FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 25 April 2002

By:
John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

25 April 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BG Group plc

2. Name of scheme:

a.) BG Sharesave Scheme
b.) BG Employee Profit Sharing Scheme
c.) BG Executive Share Option Scheme
d.) BG Group Sharesave Scheme
e.) BG Group Employee Profit Sharing Scheme
f.) BG Group Long Term Incentive Scheme
g.) BG Group Short Term Incentive Scheme
h.) BG Group New Long Term Incentive Scheme
i.) BG Group Company Share Option Scheme
j.) BG Group Share Incentive Plan (formerly called All-Employee Share Ownership Plan

3. Period of return: From 24.OCT.2001 to 23.APR.2002

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 200,000 Ord. 10p Shares
d.) 15,000,000 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) 14,959,038 Ord. 10p Shares
j.) 4,000,000 Ord. 10p Shares

5. Number of shares issued/allotted under scheme during period:

(a.) to (c.) NIL
(d.) 154,643
(e.) to (h.) NIL
(i) 347,705
(j.) NIL

6. Balance under scheme not yet issued/allotted at end of period:

a.)	500,000	Ord. 10p Shares
b.)	150,000	Ord. 10p Shares
c.)	200,000	Ord. 10p Shares
d.)	14,845,357	Ord. 10p Shares
e.)	15,000,000	Ord. 10p Shares
f.)	150,000	Ord. 10p Shares
g.)	5,000,000	Ord. 10p Shares
h.)	5,000,000	Ord. 10p Shares
i.)	14,611,333	Ord. 10p Shares
j.)	4,000,000	Ord. 10p Shares

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

a.)	500,000	Ord. 10p Shares
b.)	150,000	Ord. 10p Shares
c.)	200,000	Ord. 10p Shares
d.)	15,000,000	Ord. 10p Shares
e.)	15,000,000	Ord. 10p Shares
f.)	150,000	Ord. 10p Shares
g.)	5,000,000	Ord. 10p Shares
h.)	5,000,000	Ord. 10p Shares
i.)	15,000,000	Ord. 10p Shares
j.)	4,000,000	Ord. 10p Shares

All listed and admitted on 23 OCTOBER 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

3,528,929,940 Ord. 10p Shares

Contact for queries:

Name: Heidi Brooks, Secretariat

Address: BG Group plc,
100 Thames Valley Park Drive,
Reading, Berkshire RG6 1PT

Telephone: 0118 929 2570

website www.BG-Group.com